Exhibit 99.6

Consent of Independent Auditor	Raymond Chabot Grant Thornton L.L.P. Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

Digihost Technology Inc.

We hereby consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-263255) of Digihost Technology Inc. (the “Form F-10”) of our report dated March 31, 2023 relating to the consolidated financial statements of Digihost Technology Inc. for the year ended December 31, 2022, which appears in Exhibit 99.2 to Digihost Technology Inc.’s Current Report on Form 6-K (the “Form 6-K”).

We also consent to the reference to our firm under the heading “Interests of Experts” in the Annual Information Form included as Exhibit 99.1 to the Form 6-K and incorporated by reference in the Form F-10.

Chartered Professional Accountants

Montréal, Canada

March 31, 2023

Member of Grant Thornton International Ltd	rcgt.com